Exhibit 99.1

FERRARI ANNOUNCES VOTING RESULTS FROM ITS
ANNUAL GENERAL MEETING

Maranello (Italy), 15 April 2021 - Ferrari N.V. (“Ferrari” or the “Company”) (NYSE/MTA: RACE) announced today that all resolutions proposed to Shareholders at the Ferrari’s Annual General Meeting of Shareholders (the “AGM”) held today virtually were passed.

The Shareholders approved the 2020 Annual Accounts, expressed a positive advice with respect to the Remuneration Report 2020 and approved a dividend in cash1 of Euro 0.867 per outstanding common share, totalling approximately Euro 160 million. The outstanding common shares will be quoted ex-dividend from April 19, 2021. The record date for the dividend will be April 20, 2021 on both MTA and NYSE and the dividend on the outstanding common shares will be paid on May 5, 2021. Shareholders holding the Company’s common shares on the record date that are traded on the NYSE will receive the dividend in U.S. dollars at the official European Central Bank EUR/USD exchange rate of April 15, 2021.

The AGM re-elected all Ferrari directors standing for re-election. John Elkann was re-elected as executive director of Ferrari. Piero Ferrari, Delphine Arnault, Francesca Bellettini, Eduardo H. Cue, Sergio Duca, John Galantic, Maria Patrizia Grieco and Adam Keswick were re-elected as non-executive directors of Ferrari. In addition, the Shareholders appointed Ernst & Young Accountants LLP as Ferrari’s independent auditor until the 2022 Annual General Meeting of Shareholders.

The AGM renewed, for a period of 18 months from the date of the AGM, the existing delegations to the Board of Directors of the Company of the authority to issue common and special voting shares, to grant rights to subscribe for common and special voting shares, and to limit or exclude pre-emptive rights for common shares, subject to certain maximum amount thresholds. Furthermore, the AGM renewed, for a period of 18 months from the date of the AGM, the existing authorization of the Board of Directors to repurchase up to a maximum of 10% of the Company’s common shares issued as of the date of the AGM. Pursuant to the authorization, which does not entail any obligation for the Company but is designed to provide additional flexibility, the Board of Directors may repurchase common shares in compliance with applicable regulations, subject to certain maximum and minimum price thresholds.

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1 The coupon number of the dividend is 6 (six).

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

The Shareholders further approved the awards (and the metrics and targets applicable thereto) to the executive director under the Company’s new equity incentive plan.

Details of the resolutions submitted to the AGM are available on the Company’s corporate website at http://corporate.ferrari.com.

Concurrently with the AGM, the Company published its 2020 Sustainability Report. This Report was prepared in accordance with the GRI Standards, the main international framework for reporting on governance, environmental and social themes.

To view the 2020 Sustainability Report online, please visit the following link: http://corporate.ferrari.com/en/investors/results/reports.

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints and many other risks and uncertainties, including the risks related to Covid-19 outbreak, most of which are outside of the Group’s control.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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